CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	October 2, 2022	January 2, 2022
Current assets:
Cash and cash equivalents	$69,249	$179,246
Trade accounts receivable (note 4)	431,476	329,967
Inventories (note 5)	1,112,532	774,358
Prepaid expenses, deposits and other current assets	116,725	163,662
Total current assets	1,729,982	1,447,233
Non-current assets:
Property, plant and equipment	1,060,311	985,073
Right-of-use assets	77,499	92,447
Intangible assets	296,545	306,630
Goodwill (note 8(f))	269,923	283,815
Deferred income taxes	3,448	17,726
Other non-current assets	2,290	3,758
Total non-current assets	1,710,016	1,689,449
Total assets	$3,439,998	$3,136,682
Current liabilities:
Accounts payable and accrued liabilities	$503,032	$440,401
Income taxes payable	4,012	7,912
Current portion of lease obligations (note 8(d))	13,442	15,290
Current portion of long-term debt (note 6)	150,000	—
Total current liabilities	670,486	463,603
Non-current liabilities:
Long-term debt (note 6)	770,000	600,000
Lease obligations (note 8(d))	79,460	93,812
Other non-current liabilities	61,741	59,862
Total non-current liabilities	911,201	753,674
Total liabilities	1,581,687	1,217,277
Equity:
Share capital	186,229	191,732
Contributed surplus	76,693	58,128
Retained earnings	1,567,241	1,604,736
Accumulated other comprehensive income (note 10)	28,148	64,809
Total equity attributable to shareholders of the Company	1,858,311	1,919,405
Total liabilities and equity	$3,439,998	$3,136,682
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2022 35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Nine months ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Net sales (note 14)	$850,008	$801,581	$2,520,460	$2,138,319
Cost of sales (note 8(e))	597,839	519,915	1,762,873	1,427,366
Gross profit	252,169	281,666	757,587	710,953
Selling, general and administrative expenses	79,409	80,645	248,302	233,705
Impairment (Reversal of impairment) of trade accounts receivable (note 4)	2,821	(1,280)	4,368	(1,619)
Restructuring and acquisition-related (recovery) costs (note 7)	(4,637)	964	(5,837)	4,044
Operating income	174,576	201,337	510,754	474,823
Financial expenses, net (note 8(b))	9,311	5,316	23,675	22,666
Earnings before income taxes	165,265	196,021	487,079	452,157
Income tax expense	12,229	7,717	29,439	18,870
Net earnings	153,036	188,304	457,640	433,287
Other comprehensive (loss) income, net of related income taxes (note 10):
Cash flow hedges	(40,441)	42,078	(36,661)	53,503
Comprehensive income	$112,595	$230,382	$420,979	$486,790
Earnings per share (note 11):
Basic	$0.84	$0.95	$2.47	$2.19
Diluted	$0.84	$0.95	$2.46	$2.18
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2022 36

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine months ended October 2, 2022 and October 3, 2021
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, January 2, 2022	192,267	$191,732	$58,128	$64,809	$1,604,736	$1,919,405
Share-based compensation	—	—	23,974	—	—	23,974
Shares issued under employee share purchase plan	33	1,114	—	—	—	1,114
Shares issued pursuant to exercise of stock options	43	1,343	(327)	—	—	1,016
Shares issued or distributed pursuant to vesting of restricted share units	150	4,255	(8,319)	—	—	(4,064)
Shares repurchased for cancellation	(11,897)	(12,099)	—	—	(395,151)	(407,250)
Share repurchases for settlement of non-Treasury RSUs	(148)	(116)	—	—	(5,593)	(5,709)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,110	—	—	2,110
Dividends declared	—	—	1,127	—	(94,391)	(93,264)
Transactions with shareholders of the Company recognized directly in equity	(11,819)	(5,503)	18,565	—	(495,135)	(482,073)
Cash flow hedges (note 10)	—	—	—	(36,661)	—	(36,661)
Net earnings	—	—	—	—	457,640	457,640
Comprehensive income	—	—	—	(36,661)	457,640	420,979
Balance, October 2, 2022	180,448	$186,229	$76,693	$28,148	$1,567,241	$1,858,311
Balance, January 3, 2021	198,407	$183,938	$24,936	$(9,038)	$1,359,061	$1,558,897
Share-based compensation	—	—	29,087	—	—	29,087
Shares issued under employee share purchase plan	33	1,026	—	—	—	1,026
Shares issued pursuant to exercise of stock options	83	2,727	(639)	—	—	2,088
Shares issued or distributed pursuant to vesting of restricted share units	66	1,978	(3,549)	—	—	(1,571)
Shares repurchased for cancellation	(3,314)	(3,147)	—	—	(123,850)	(126,997)
Share repurchases for settlement of non-Treasury RSUs	(65)	(47)	—	—	(1,710)	(1,757)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,197	—	—	2,197
Dividends declared	—	—	640	—	(61,388)	(60,748)
Transactions with shareholders of the Company recognized directly in equity	(3,197)	2,537	27,736	—	(186,948)	(156,675)
Cash flow hedges (note 10)	—	—	—	53,503	—	53,503
Net earnings	—	—	—	—	433,287	433,287
Comprehensive income	—	—	—	53,503	433,287	486,790
Balance, October 3, 2021	195,210	$186,475	$52,672	$44,465	$1,605,400	$1,889,012
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2022 37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Nine months ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Cash flows from (used in) operating activities:
Net earnings	$153,036	$188,304	$457,640	$433,287
Adjustments for:
Depreciation and amortization (note 8(a))	31,145	34,259	96,889	105,753
Non-cash restructuring (gains) costs related to property, plant and equipment, right-of-use assets, and computer software (note 7)	(5,441)	265	(8,175)	448
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	(29,732)	2,851	7,941	(4,997)
Insurance recovery gain, net of loss on disposal of property, plant and equipment	22	(28,008)	(6,192)	(48,324)
Share-based compensation	8,358	12,708	24,079	29,184
Other (note 12(a))	12,841	5,568	16,951	3,724
Changes in non-cash working capital balances (note 12(c))	(104,386)	26,629	(365,017)	(55,585)
Cash flows from operating activities	65,843	242,576	224,116	463,490

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(73,597)	(48,056)	(160,042)	(90,067)
Purchase of intangible assets	(940)	(579)	(4,048)	(1,750)
Business dispositions (acquisitions)	27,880	—	27,880	—
Proceeds from insurance related to property, plant and equipment (PP&E) and other disposals of PP&E	1,373	38,180	6,672	106,358
Cash flows (used in) from investing activities	(45,284)	(10,455)	(129,538)	14,541

Cash flows from (used in) financing activities:
Increase (Decrease) in amounts drawn under long-term bank credit facility	105,000	—	320,000	—
Payment of term loan	—	—	—	(400,000)
Payment of lease obligations	(4,028)	(3,469)	(13,149)	(12,481)
Dividends paid	(30,633)	(30,445)	(93,264)	(60,748)
Proceeds from the issuance of shares	318	313	2,025	3,017
Repurchase and cancellation of shares	(94,045)	(119,715)	(408,220)	(119,715)
Share repurchases for settlement of non-Treasury RSUs	—	—	(5,709)	(1,757)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	—	—	(4,064)	(1,571)
Cash flows used in financing activities	(23,388)	(153,316)	(202,381)	(593,255)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(1,588)	(328)	(2,194)	(708)
(Decrease) Increase in cash and cash equivalents during the period	(4,417)	78,477	(109,997)	(115,932)
Cash and cash equivalents, beginning of period	73,666	310,855	179,246	505,264
Cash and cash equivalents, end of period	$69,249	$389,332	$69,249	$389,332

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$9,397	$5,858	$20,050	$19,344
Income taxes, net of refunds	4,081	1,136	19,687	2,979
Supplemental disclosure of cash flow information (note 12).
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2022 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended October 2, 2022
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:
Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three and nine months ended October 2, 2022 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:
(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2021 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on November 2, 2022.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters.

(c) Operating segments:
The Company manages its business on the basis of one reportable operating segment.

QUARTERLY REPORT - Q3 2022 39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:
Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. These amendments are subject to future developments. Certain application issues resulting from the 2020 amendments were raised with the Board, which resulted in the Board publishing exposure draft ED/2021/9 Non-current Liabilities with Covenants in November 2021. Further amendments to IAS 1 are proposed as well as a deferral of the effective date of the 2020 amendments to no earlier than January 1, 2024. The exposure draft was open for comment until March 21, 2022. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:

–Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
–Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.

The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to IAS 12, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
On May 7, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

QUARTERLY REPORT - Q3 2022 40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. TRADE ACCOUNTS RECEIVABLE:

	October 2, 2022	January 2, 2022
Trade accounts receivable	$449,526	$343,671
Allowance for expected credit losses	(18,050)	(13,704)
	$431,476	$329,967

As at October 2, 2022, trade accounts receivables being serviced under a receivables purchase agreement amounted to $126.2 million (January 2, 2022 - $144.9 million). The receivables purchase agreement, which allows for the sale of a maximum of $225 million of accounts receivables at any one time, expires on June 19, 2023, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $1.4 million (2021 - $0.4 million) and $2.7 million (2021 - $1.2 million), respectively for the three and nine months ended October 2, 2022, and was recorded in bank and other financial charges.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	Three months ended		Nine months ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Allowance for expected credit losses, beginning of period	$(15,317)	$(18,495)	$(13,704)	$(18,994)
(Impairment) Reversal of impairment of trade accounts receivable	(2,821)	1,280	(4,368)	1,619
Write-off of trade accounts receivable	88	5	22	165
Allowance for expected credit losses, end of period	$(18,050)	$(17,210)	$(18,050)	$(17,210)

5. INVENTORIES:

	October 2, 2022	January 2, 2022
Raw materials and spare parts inventories	$235,371	$183,065
Work in progress	85,787	53,482
Finished goods	791,374	537,811
	$1,112,532	$774,358

QUARTERLY REPORT - Q3 2022 41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		October 2, 2022	January 2, 2022
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	2.5%	$320,000	$—	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	2.6%	300,000	300,000	June 2026
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	n/a	—	100,000	August 2023
Notes payable, interest at Adjusted LIBOR plus a spread of 1.53%, payable quarterly(5)	n/a	—	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100,000	100,000	August 2026
Notes payable, interest at Adjusted LIBOR plus a spread of 1.57%, payable quarterly(5)	2.9%	50,000	50,000	August 2026
		$770,000	$600,000
Current portion of long-term debt
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	2.7%	$100,000	$—	August 2023
Notes payable, interest at Adjusted LIBOR plus a spread of 1.53%, payable quarterly(5)	2.7%	50,000	—	August 2023
		$150,000	$—
(1)Represents the annualized effective interest rate for the nine months ended October 2, 2022, including the cash impact of interest rate swaps, where applicable.
(2)SOFR advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $43.7 million (January 2, 2022 - $51.1 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(5)The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

On April 20, 2021, the Company fully repaid its $400 million unsecured two-year term loan which was due on April 6, 2022. In June 2021, the Company amended its unsecured term loan of $300 million to extend the maturity date from April 2025 to June 2026.

On March 25, 2022, the Company amended and extended its unsecured revolving long-term bank credit facility of $1 billion to March 2027. As part of the amendment, LIBOR references were replaced with Term Secured Overnight Financing Rate (‘‘Term SOFR’’) and the revolving facility includes a sustainability-linked loan ("SLL") structure, whereby its applicable margins are adjusted upon achievement of certain sustainability targets, commencing in 2023. Revolving facility advances made prior to these amendments continue to apply LIBOR rates until the end of their term.

On March 25, 2022, the Company amended its $300 million term loan to replace LIBOR references by Term SOFR references.

QUARTERLY REPORT - Q3 2022 42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
6. LONG-TERM DEBT (continued):

On June 30, 2022, the Company amended its notes purchase agreement to include LIBOR fallback provisions to replace LIBOR with adjusted term SOFR, adjusted daily simple SOFR or any relevant alternate rate selected by the note holders and the Company upon a benchmark transition event or early opt-in election.

The Company applied the IFRS 9 interest rate benchmark reform practical expedient for amendments required by the interest rate reform to the revolving-long term bank credit facility, term loan and related interest rate swap agreements.

The Company was in compliance with all financial covenants at October 2, 2022 and expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

7. RESTRUCTURING AND ACQUISITION-RELATED (RECOVERY) COSTS:

	Three months ended		Nine months ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Employee termination and benefit costs	$—	$40	$584	$251
Exit, relocation and other costs	367	509	1,170	3,195
Net (gain) loss on disposal, write-downs, and accelerated depreciation of property, plant and equipment, right-of-use assets and computer software related to exit activities	(5,004)	265	(7,696)	448
Acquisition-related transaction costs	—	150	105	150
	$(4,637)	$964	$(5,837)	$4,044

Restructuring and acquisition-related recovery for the nine months ended October 2, 2022 mainly related to a gain of $6.0 million on business dispositions (note 8(f)), and a gain of $3.4 million on the sale of a former manufacturing facility in Mexico, partly offset by $2.1 million in accelerated depreciation of right-of-use assets, $0.6 million in employee termination and benefit costs related to the closure of a distribution center in the U.S., as well $0.8 million related to the completion of previously initiated restructuring activities.

Restructuring and acquisition-related costs for the nine months ended October 3, 2021 mainly related to the completion of previously initiated restructuring activities.

QUARTERLY REPORT - Q3 2022 43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION:
(a) Depreciation and amortization:

	Three months ended		Nine months ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Depreciation of property, plant and equipment	$26,000	$23,137	$77,345	$69,091
Depreciation of right-of-use assets	3,434	3,442	11,594	10,594
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	(3,100)	3,276	(6,531)	12,393
Amortization of intangible assets, excluding computer software	3,444	3,132	10,331	9,687
Amortization of computer software	1,367	1,272	4,150	3,988
Depreciation and amortization included in net earnings	$31,145	$34,259	$96,889	$105,753

Included in property, plant and equipment as at October 2, 2022 is $119.6 million (January 2, 2022 - $76.7 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at October 2, 2022 is $3.7 million (January 2, 2022 - $3.6 million) of software not yet available for use in operations. Depreciation and amortization on these assets commence when the assets are available for use.

Effective January 3, 2022, the Company revised the estimated useful life of certain Textile & Sewing manufacturing equipment based on a re-assessment of their expected use to the Company and recent experience of their economic life. These assets, which were previously being depreciated on a straight-line basis over 10 years, will be depreciated on a straight-line basis over 15 years. The change in estimate has been made on a prospective basis. For the year ending January 1, 2023, the change in estimate is expected to result in a reduction of depreciation included in net earnings of approximately $5 million.

As at October 2, 2022, the Company has approximately $230 million in commitments to purchase property and equipment, mainly related to manufacturing capacity expansion projects.

(b) Financial expenses, net:

	Three months ended		Nine months ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Interest expense on financial liabilities recorded at amortized cost(1)	$7,116	$3,274	$15,860	$13,031
Bank and other financial charges	2,973	1,689	6,907	6,992
Interest accretion on discounted lease obligations	728	633	2,285	2,053
Interest accretion on discounted provisions	53	35	155	105
Foreign exchange (gain) loss	(1,559)	(315)	(1,532)	485
	$9,311	$5,316	$23,675	$22,666
(1) Net of capitalized borrowing costs of $0.7 million (2021 - $0.4 million) and $1.4 million (2021 - $1.3 million), respectively, for the three and nine months ended October 2, 2022.

QUARTERLY REPORT - Q3 2022 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):
(c) Related party transaction:
The Company incurred expenses for aircraft usage of $0.1 million (2021 - $0.3 million) and $1.6 million (2021 - $1.1 million) respectively, for the three and nine months ended October 2, 2022, with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at October 2, 2022, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.1 million (January 2, 2022 - $0.3 million).

(d) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position:

	October 2, 2022	January 2, 2022
Current	$13,442	$15,290
Non-current	79,460	93,812
	$92,902	$109,102

The following table presents the future minimum lease payments under non-cancellable leases (including short-term leases) as at October 2, 2022:

October 2, 2022
Less than one year	$18,930
One to five years	52,018
More than five years	45,722
$116,670

For the three and nine months ended October 2, 2022, the total cash outflow for recognized lease obligations (including interest) was $4.8 million and $15.4 million (2021 - $4.1 million and $14.5 million), of which $4.0 million and $13.1 million (2021 - $3.5 million and $12.5 million), respectively, was included as part of cash outflows used in financing activities.

QUARTERLY REPORT - Q3 2022 45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):

(e) Cost of sales:
Included in cost of sales for the three and nine months ended October 2, 2022 are the following items:
•Included in cost of sales was an expense of $5.0 and $10.4 million, respectively, related to the write-down of inventory to net realizable value.

•Net insurance gains of nil and $0.3 million, respectively, related to the two hurricanes which occurred in Central America in November 2020. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment.

Since November 2020, the Company has recognized $218.9 million of accrued insurance recoveries, of which $200.0 million has been received as an advance ($50.0 million in December 2020, $50.0 million in March 2021, $50.0 million in June 2021 and $50.0 million in September 2021). As at October 2, 2022, $18.9 million of insurance recoveries receivable are recorded in prepaid expenses, deposits and other current assets in the consolidated statement of financial position.

The Company recognizes insurance recoveries for items that it has an unconditional contractual right to receive. The Company expects to recognize additional insurance recoveries as the insurance claim process progresses.

Included in cost of sales for the three and nine months ended October 3, 2021 are the following items:
•A reduction of cost of sales related to pandemic government assistance for users of U.S. cotton of $18.3 million, for the nine months ended October 3, 2021.

•Net insurance gains of $29.9 million and $48.9 million, for the three and nine months ended October 3, 2021, respectively, related to the two hurricanes which occurred in Central America in November 2020. The net insurance gains reflected costs of $11.0 million and $50.6 million, for the three and nine months ended October 3, 2021, respectively, (mainly attributable to equipment repairs, salary and benefits continuation for idle employees, and other costs and charges), which were more than offset by related accrued insurance recoveries of $40.9 million and $99.5 million for the three and nine months ended October 3, 2021, respectively. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment.

•For the nine months ended October 3, 2021, charges of $1.2 million related to the Company’s strategic initiatives to significantly reduce its product line stock-keeping unit ("SKU") counts.

(f) Business dispositions:
On August 1, 2022 the Company sold a yarn spinning facility located in the U.S., which was the smallest of the four facilities that the Company acquired on December 10, 2021 as part of the Frontier Yarns acquisition (the Company acquired 100% of the equity interest of Phoenix Sanford, LLC, the parent company of Frontier Yarns). The sale included the disposition of inventory, equipment, goodwill and the transfer of a leasehold interest and related lease liability. The proceeds of disposition of $29.4 million exceeded the carrying value of net assets sold of $23.3 million (including $13.9 million of goodwill), resulting in a pre-tax gain on disposal of $6.0 million ($1.0 million after tax). $1.5 million of the sale proceeds is being held in escrow, subject to the finalization of certain post-closing matters. The pre-tax gain of $6.0 million is included as a recovery in restructuring and acquisition-related costs.

QUARTERLY REPORT - Q3 2022 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT:
Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	October 2, 2022	January 2, 2022
Financial assets
Amortized cost:
Cash and cash equivalents	$69,249	$179,246
Trade accounts receivable	431,476	329,967
Financial assets included in prepaid expenses, deposits and other current assets	61,066	69,995
Long-term non-trade receivables included in other non-current assets	188	390
Fair value through other comprehensive income:
Derivative financial assets included in prepaid expenses, deposits and other current assets	30,068	62,758
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	490,579	436,073
Long-term debt - bearing interest at variable rates	720,000	400,000
Long-term debt - bearing interest at fixed rates(2)	200,000	200,000
Fair value through other comprehensive income:
Derivative financial liabilities included in accounts payable and accrued liabilities	12,453	4,328
(1) Accounts payable and accrued liabilities include $26.0 million (January 2, 2022 - $18.1 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $21.8 million (January 2, 2022 - $48.8 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to our bank counterparty under our receivables purchase agreement that is disclosed in note 4 to these consolidated financial statements.
(2) The fair value of the long-term debt bearing interest at fixed rates was $195.4 million as at October 2, 2022 (January 2, 2022 - $212.2 million).

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

QUARTERLY REPORT - Q3 2022 47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. FAIR VALUE MEASUREMENT (continued):

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at October 2, 2022, the notional amount of TRS outstanding was 324,855 shares.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q3 2022 48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER COMPREHENSIVE (LOSS) INCOME (“OCI”):

	Three months ended		Nine months ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$5,281	$3,062	$14,524	$1,961
Commodity price risk	(12,267)	37,867	42,359	49,616
Interest rate risk	7,068	1,120	19,473	4,549
Income taxes	(53)	(31)	(145)	(20)
Amounts reclassified from OCI to inventory, related to commodity price risk	(35,110)	884	(100,280)	(6,141)
Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity price risk, and interest rate risk, and included in:
Net sales	(3,532)	522	(8,358)	4,281
Cost of sales	43	—	37	—
Selling, general and administrative expenses	104	(432)	63	(1,449)
Financial expenses, net	(2,028)	(923)	(4,458)	743
Income taxes	53	9	124	(37)
Other comprehensive (loss) income	$(40,441)	$42,078	$(36,661)	$53,503

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three and nine months ended October 2, 2022 and for the three and nine months ended October 3, 2021. The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three and nine months ended October 2, 2022 and for the three and nine months ended October 3, 2021. No ineffectiveness has been recognized in net earnings for the three and nine months ended October 2, 2022 and for the three and nine months ended October 3, 2021.

As at October 2, 2022, accumulated other comprehensive income of $28.1 million consisted of net deferred gains on commodity forward, option, and swap contracts of $6.9 million, net deferred gains on interest rate swap contracts of $16.9 million, and net deferred gains on forward foreign exchange contracts of $4.3 million. Approximately $19.6 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q3 2022 49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS PER SHARE:
Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Net earnings - basic and diluted	$153,036	$188,304	$457,640	$433,287
Basic earnings per share:
Basic weighted average number of common shares outstanding	181,980	197,334	185,610	198,072
Basic earnings per share	$0.84	$0.95	$2.47	$2.19
Diluted earnings per share:
Basic weighted average number of common shares outstanding	181,980	197,334	185,610	198,072
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	259	725	490	469
Diluted weighted average number of common shares outstanding	182,239	198,059	186,100	198,541
Diluted earnings per share	$0.84	$0.95	$2.46	$2.18

Excluded from the above calculation for the three months ended October 2, 2022 are 1,132,737 stock options (2021 - nil) and 25,614 Treasury RSUs (2021 - nil) which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended October 2, 2022 are nil stock options (2021 - 850,000) and 25,614 Treasury RSUs (2021 - 5,469) which were deemed to be anti-dilutive.

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:
(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities - other items:

	Three months ended		Nine months ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Deferred income taxes	$10,180	$2,224	$14,180	$5,793
Unrealized net loss (gain) on foreign exchange and financial derivatives	13	1,478	(834)	(3,698)
Other non-current assets	438	460	1,468	1,286
Other non-current liabilities	2,210	1,406	2,137	343
	$12,841	$5,568	$16,951	$3,724

QUARTERLY REPORT - Q3 2022 50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):
(b) Variations in non-cash transactions:

	Three months ended		Nine months ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Shares repurchased for cancellation included in accounts payable and accrued liabilities	$1,475	$—	$(970)	$—
Net additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	(13,288)	(1,048)	(2,377)	3,471
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	447	—	392	—
(Lease modifications) additions to right-of-use assets included in lease obligations	(8,677)	6,056	(1,247)	5,892
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	—	—	4,582	2,617
Deferred compensation credited to contributed surplus	—	—	(2,110)	(2,197)
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	385	325	1,127	640

(c) Changes in non-cash working capital balances:

	Three months ended		Nine months ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Trade accounts receivable	$25,997	$(32,509)	$(107,157)	$(179,454)
Income taxes	(2,075)	4,349	(4,516)	10,020
Inventories	(141,318)	(8,002)	(334,553)	(9,822)
Prepaid expenses, deposits and other current assets	7,839	(5,510)	17,264	(9,952)
Accounts payable and accrued liabilities	5,171	68,301	63,945	133,623
	$(104,386)	$26,629	$(365,017)	$(55,585)

QUARTERLY REPORT - Q3 2022 51

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. CONTINGENT LIABILITIES:
Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

14. DISAGGREGATION OF REVENUE:
Net sales by major product group were as follows:

	Three months ended		Nine months ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
Activewear	$742,012	$655,831	$2,167,085	$1,737,553
Hosiery and underwear	107,996	145,750	353,375	400,766
	$850,008	$801,581	$2,520,460	$2,138,319

Net sales were derived from customers located in the following geographic areas:

	Three months ended		Nine months ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
United States	$742,291	$685,904	$2,220,185	$1,833,979
Canada	38,160	36,113	99,798	83,856
International	69,557	79,564	200,477	220,484
	$850,008	$801,581	$2,520,460	$2,138,319

QUARTERLY REPORT - Q3 2022 52